December 17, 2010

United States Securities and Exchange Commission
Washington, D.C. 20549
Lindsay Bryan
Staff Accountant

Re:	Las Vegas Railway Express, Inc.
Item 4.02 Form 8-K
Filed May 17, 2010
File No. 333-144973

Dear Ms. Bryan:

In response to your letter dated May 21, 2010, here are the answers as follows:

Form 8-K - Filed May 17, 2010

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

1.
Item 4.02(a)(2) of Form 8-K requires you to provide a description of the facts underlying your conclusion. Please tell us and amend your Form 8-K to discuss the facts and circumstances that led to your decision that the accounting for your loans held for investment and the 2 million of employee stock options granted in fiscal year 2009 was incorrect.

Response

When the loan pool was acquired, the Company’s policy was to value its loans at their historical rate of recovery, based on expected cash flows.  After reviewing previous periods of returns on the loans, the Company valued the loans at what it expected their return to be, considering their previous performance of the same category of loan in the portfolio.  Valuations were adjusted as actual cash flows were used for continuing projections.  This valuation method was reviewed by the new Chief Financial Officer and new independent auditor and no authoritative accounting policy was found to be in force.

Subsequently, we have adopted and applied FASB ASC Topic 310-30, “Loans and Debt Securities Acquired with Deteriorated Credit Quality”.  The loan pool was a mixture of performing and non-performing subprime loans and loan in bankruptcy or foreclosure without reasonably estimated cash flows.  The Company determined that the cost-recovery method of accounting should be used for the loan pool.  Under this method, no income was recognized until the Company had fully collected the full cost of the loan.  Under this method of income recognition, financial statements were restated for each period from inception to the discontinuation of the line of business in January 2010.  All disclosures relating to the Company’s accounting policy are included in its Form 10K for the year ending March 31, 2010.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

In November 2008, the Company issued options for the purchase of stock at $0.50 per share.  The initial valuation used $0.0001 per share as the market value on the date of issuance.  Using the Black-Sholes formula, the valuation of the options were negligible and no expense was recognized.  Subsequently, the Company changed the Black-Sholes formula to properly use the $0.45 share price at the date of issuance.  The options vested over a 5 year period and the financial statements for March 31, 2008 and 2009 were restated to recognize expense of $63,551 for each year.

2.
In addition, you state that you do not anticipate the change in accounting for the employee stock options to be material. Please tell us if you intend to include the adjustment in the accounting in your amended filings. If not, please provide us with your SAB 99 materiality calculation.

Response

The statement was incorrect.  The Company determined the expensing of the employee stock options was material and included the adjustments in the restatement of the financial statements for March 31, 2008 and 2009.

3.
We note your disclosure that your new Chief Financial Officer and new independent auditors concluded that the loans held for investment for fiscal year ended March 31, 2009 should be accounted for under ASC Topic 310-30. Please tell us if it was your auditors that advised your or you received noticed from regarding the non-reliance on the previously issued March 31, 2009 Form 10-K and FY 2010 Forms 10-Q. If so, Item 4.02(c) of Form 8-K requires you to provide your independent accountant with a copy of the disclosure you are making in response to Item 4.02(b) and request that it furnish you with a letter stating whether it agrees with the statements you have made in response to Item 4.02(b). If your independent accountant does not agree with your disclosure, it should explain why not. Amend your Form 8-K to file this letter as an exhibit no later than two business days after you receive it.

Response

We will include a statement from the independent auditor and include it with the amended 8-K within two days of receipt.

4.
We note that you intend to file restated Forms 10-Q for the quarters ended June 30, 2009, September 30, 2009, and December 31, 2009. Please tell us how, and when, you will file all three amended Forms 10-Q.

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310

Response

The Company did not file amended Forms 10-Q.  Instead of amending the forms, the Company included all adjustments and corrections to the balance sheets and income statements for June 30, 2009, September 30, 2009 and December 31, 2009 in Note 12 of the audited financial statements dated March 31, 2010 included with the Form 10-K filed on July 14, 2010.  The prior year columns for June 30, 2009 and September 30, 2009 were restated and included in the Forms 10-Q filed for June 30, 2010 and September 30, 2010, respectively.  The restated December 31, 2009 financial statements will be included in the Form 10-Q for the period ended December 31, 2010.

5.
Please tell us if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-K and Form 10-Qs for the fiscal year ended March 31, 2009 and quarters ended June 30, 2009, September 30, 2009, and December 31, 2009. Additionally, tell us what effect the error had on your current evaluation of disclosure controls and procedures as of your fiscal year ended March 31, 2010.

Response

The Company included an extensive disclosure for the material weaknesses discovered in the March 31, 2008 and 2009 financial statements and the remediation of such weaknesses in Item 9A of the Form 10-K for the fiscal year ended March 31, 2010, filed on July 14, 2010.

You may contact Mr. Michael A. Barron, CEO at (702) 583-6715 if you have any questions.

Sincerely,

/s/ Michael A. Barron

Michael A. Barron
Chief Executive Officer

6650 Via Austi Parkway, Suite 170 * Las Vegas, NV 89119
Tel: (702) 583-6698   Fax: (702) 297-8310